Exhibit 99.1

Investor Contact:

Michael Callahan, ICR

(203) 682-8311

Michael.Callahan@icrinc.com

Kornit Digital Reports 2017 Fourth Quarter and Full Year Results

Highlights

●	Fourth quarter 2017 revenues of $30.0 million net of $0.4 million attributed to the non-cash impact of warrants deducted from revenues, compared to $32.0 million net of $2.0 million attributed to the non-cash impact of warrants deducted from revenues in the prior year

●	Full year 2017 sales of $114.1 million net of $2.9 million attributed to the non-cash impact of warrants deducted from revenues, compared to $108.7 million net of $2.0 million attributed to the non-cash impact of warrants deducted from revenues in the prior year.

●	Fourth quarter GAAP net loss of $0.4 million, or ($0.01) per diluted share; non-GAAP net income of $1.5 million, or $0.04 per diluted share.

●	Full year GAAP net loss of $2.0 million, or ($0.06) per diluted share; non-GAAP net income of $4.0 million, or $0.11 per diluted share.

Rosh-Ha’Ayin, Israel – February 13, 2018 – Kornit Digital Ltd. (NASDAQ:KRNT), a leading provider of digital printing solutions for the global printed textile industry, today reported results for the fourth quarter and fiscal year ended December 31, 2017.

Non-GAAP figures in today’s press release are presented using a different methodology compared to previous periods as a result of comments from the US Securities and Exchange Commission. These changes also impact the Company’s guidance methodology.

The Company will provide additional information in today’s earning call, details of which can be found at the end of today’s press release.

Revenues for the fourth quarter of 2017 were $30.0 million, which represents a decrease of $2.0 million compared to the prior year. The non-cash impact of the warrants deducted from revenues amounted to $0.4 million in the fourth quarter of 2017 and $2.0 million in the fourth quarter of 2016. Lower revenues were driven by a large customer who, as previously disclosed, was unable to take a scheduled delivery of a large number of systems due to unforeseen protracted delays in the receipt of regulatory permits.

GAAP net loss in the fourth quarter of 2017 was $0.4 million, or ($0.01) per diluted share, compared to GAAP net income of $0.8 million, or $0.03 per diluted share in the fourth quarter of 2016. On a non-GAAP basis net income was $1.5 million, or $0.04 per diluted share, compared to prior-year non-GAAP net income of $3.0 million, or $0.09 per diluted share.

Gabi Seligsohn, Kornit Digital’s Chief Executive Officer commented, “The second half of 2017 was challenging as the previously announced order delay negatively impacted our results for the year. Customer timing issues notwithstanding, we believe consumer behavior affecting retail business models reached a tipping point in 2017, forcing the supply chain to react and positioning Kornit exceptionally well to capture large scale volume with screen printers. To that end, we generated meaningful interest from high volume printers at our recent trade shows, which underscores the capability of our newest technologies that offer a materially lower cost per print.”

Seligsohn added “We expect a meaningful uptick in our growth rate in 2018 driven by higher adoption rates of our products by screen printers, incremental deliveries on key customer programs and the success of new product introductions including our recently announced Avalanche HD6, which is currently being installed at multiple customer sites. These new systems and upgrade kits offer significant savings on cost per print in conjunction with high definition imaging and improved hand-feel. These growth drivers are supported by improving trends in European and Asian markets and a revamped North America sales team, all of which contribute to our optimism in the year ahead.”

Fourth Quarter Results of Operations

Kornit reported fourth quarter revenues which are net of the non-cash impact of warrants deducted from revenues, of $30.0 million, compared with the prior-year level of $32.0 million. The total non-cash impact of the warrants deducted from revenues was $0.4 million in 2017, and $2.0 million in 2016. Lower sales were the result of previously disclosed program delays associated with permitting at a large customer site.

On a GAAP basis, fourth quarter gross profit was $14.5 million, compared with $13.6 million, in the prior-year. Non-GAAP gross profit in the fourth quarter was $14.6 million, or 48.9% of sales, compared with $14.9 million, or 46.6% of sales in the prior-year. Higher gross margins primarily reflected a seasonally stronger contribution from ink and consumables.

On a GAAP basis, total operating expenses in the fourth quarter were $15 million, compared to $12.8 million in the prior period. Non-GAAP operating expenses in the fourth quarter increased to $13.5 million, or 45.1% of sales, compared to $11.8 million, or 36.9% of sales in the prior year. The increase in total operating expenses was consistent with the previously stated growth strategy, as the Company continues to execute to its global infrastructure build out and was particularly impacted by costs associated with increased headcount expenses.

Fourth quarter GAAP research and development expenses were $5.6 million, compared to the prior-year period of $5.1 million. Fourth quarter non-GAAP research and development expenses were $5.4 million, or 18.2% of sales, compared to $4.9 million, or 15.5% of sales in the prior-year.

On a GAAP basis, fourth quarter operating loss was $0.5 million, compared to the prior year period operating income of $0.8 million. Non-GAAP operating income in the fourth quarter decreased to $1.1 million, compared to $3.1 million in the prior year. As a percent of sales, adjusted operating margin for the fourth quarter was 3.8% of sales, compared with 9.7% of sales in the prior year.

On a GAAP basis, the Company reported a net loss of $0.4 million, or ($0.01) per diluted share, compared to a net income of $0.8 million, in the fourth quarter of 2016. Non-GAAP net income for the fourth quarter of 2017 was $1.5 million, or $0.04 per diluted share, compared to $3.0 million in the prior year period.

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Full Year 2017 Results of Operations

Full year 2017 GAAP revenues which are net of the non-cash impact of the warrants deducted from revenues were $114.1 million, compared to revenues of $108.7 million in the prior year. The full year impact from warrants was $2.9 million in 2017, and $2.0 million in 2016. Higher sales compared to the prior year were primarily related to higher volume of products sold the success of new product introductions and incremental sales from services. For the full-year, the Company recorded 89.4% of revenue from products, and 10.6% of revenue from services.

Full year GAAP gross profit was $54.1 million, compared to $49.4 million in the prior year. Non-GAAP gross profit for the full year 2017 was $54.8 million, or 48.1% of sales, compared to $52.6 million, or 48.4% of sales for the full year 2016.

Full year 2017 operating expenses on a GAAP basis were $56.2 million, compared to $48 million for the full year of 2016. Non-GAAP operating expenses for the full year of 2017 were $50.7 million, or 44.4% of sales, compared to the prior year level of $44 million, or 40.5% of sales. The increase in total operating expenses was consistent with the previously stated growth strategy, as the Company continues to execute to its global infrastructure build out.

Full year 2017 research and development expenses on a GAAP basis were $20.8 million, compared to the prior year of $17.4 million. Full year non-GAAP research and development expenses were $20.1 million, or 17.6% of sales, compared to $17.0 million, or 15.6% of sales in the prior year.

Full year 2017 GAAP operating loss decreased to $2.1 million, compared to operating income of $1.4 million in the year ago period. Non-GAAP operating income in the full year 2017 decreased to $4.1 million, compared to the prior year period of $8.6 million.

On a GAAP basis, full year 2017 net losses were $2.0 million, or ($0.06) per diluted share, compared to $0.8 million in the prior year. Non-GAAP full year 2017 net income was $4 million, or $0.04 per diluted share, compared with non-GAAP net income of $7.8 million in the prior year.

Balance Sheet and Cash Flow

At December 31, 2017, the Company had cash, cash equivalent, short term deposits and marketable securities of $97.5 million. Cash flow from operating activity for fourth quarter 2017 was $12.0 million. Cash flow from operations for the full-year of 2017 were $6.0 million.

First Quarter 2018 Guidance

The Company will discuss the details of its guidance live during its earnings conference call, which will be available for replay via webcast at ir.kornit.com.

Conference Call Information

Gabi Seligsohn, the Company’s Chief Executive Officer, and Guy Avidan, the Company’s Chief Financial Officer, will host a conference call today at 5:00 p.m. ET, or 0:00 a.m. Israel time, to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-800-289-0438 or +1-323-794-2423. The toll-free Israeli number is 1 80 921 2883. The confirmation code is 9278278.

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To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter confirmation code 9278278. The telephonic replay will be available beginning at 8:00 p.m. ET on Tuesday, February 13, 2018, and will last through 11:59 p.m. ET on Tuesday, February 27, 2018. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

Forward Looking Statements

Certain statements in this press release are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as “will,” “expects,” “anticipates,” “continue,” “believes,” “should,” “intended,” “guidance,” “preliminary,” “future,” “planned,” or other words. These forward-looking statements include, but are not limited to, statements relating to the company’s objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: our success in developing, introducing and selling new or improved products and product enhancements, our ability to consummate sales to large accounts with multi-system delivery plans, our ability to fill orders for our systems, our ability to continue to increase sales of our systems and ink and consumables, our ability to leverage our global infrastructure build-out, the development of the market for digital textile printing, availability of alternative ink, competition, sales concentration, changes to our relationships with suppliers, our success in marketing, and those factors referred to under “Risk Factors” in the company’s final prospectus filed with the U.S. Securities and Exchange Commission on January 26, 2017. Any forward-looking statements in this press release are made as of the date hereof, and the company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude excess cost of acquired inventory, share-based compensation expenses, acquisition related costs, restructuring expenses, onetime tax expenses and amortization of acquired intangible assets. The purpose of such adjustments is to give an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies.

About Kornit

Kornit Digital (NASDAQ:KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2003, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide.

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KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year Ended		Three Months Ended
	December 31,		December 31,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)

Revenues
Products	$101,953	$100,818	$26,219	$29,189
Services	12,135	7,876	3,731	2,798
Total revenues	114,088	108,694	29,950	31,987

Cost of revenues
Products	46,480	46,483	11,834	14,282
Services	13,497	12,801	3,661	4,078
Total cost of revenues	59,977	59,284	15,495	18,360

Gross profit	54,111	49,410	14,455	13,627

Operating expenses:
Research and development	20,834	17,383	5,647	5,090
Selling and marketing	21,279	18,338	5,153	4,753
General and administrative	13,578	12,259	4,033	2,980
Restructuring expenses	503	-	164	-
Total operating expenses	56,194	47,980	14,997	12,823
Operating income (loss)	(2,083)	1,430	(542)	804
Financial income (expenses), net	452	46	154	(47)
Income (loss) before taxes on income	(1,631)	1,476	(388)	757

Taxes on income (benefit)	384	648	(19)	(63)
Net income (loss)	(2,015)	828	(369)	820

Basic net income (loss) per share	$(0.06)	$0.03	$(0.01)	$0.03

Weighted average number of shares used in computing basic net income (loss) per share	33,574,147	30,562,255	34,064,165	30,820,905

Diluted net income (loss) per share	$(0.06)	$0.03	$(0.01)	$0.03

Weighted average number of shares used in computing diluted net income (loss) per share	33,574,147	31,732,532	34,064,165	31,850,639

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KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year Ended		Three Months Ended
	December 31,		December 31,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)

GAAP cost of revenues	$59,977	$59,284	$15,495	$18,360
Cost of product recorded for share-based compensation (1)	(419)	(311)	(94)	(85)
Cost of service recorded for share-based compensation (1)	(210)	(171)	(63)	(60)
Intangible assets amortization (3)	(100)	(225)	(25)	(56)
Excess cost on acquired inventory (a)	-	(2,471)	-	(1,073)
Non-GAAP cost of revenues	$59,248	$56,106	$15,313	$17,086

GAAP gross profit	$54,111	$49,410	$14,455	$13,627
Gross profit adjustments	729	3,178	182	1,274
Non-GAAP gross profit	$54,840	$52,588	$14,637	$14,901

GAAP operating expenses	$56,194	$47,980	$14,997	$12,823
Expenses recorded for share-based compensation (1)	(3,782)	(2,512)	(1,061)	(769)
Acquisition related expenses (2)	-	(937)	-	(106)
Intangible assets amortization (3)	(1,210)	(294)	(267)	(147)
Other one time expense	-	(241)	-	-
Restructuring expenses	(503)	-	(164)	-
Non-GAAP operating expenses	$50,699	$43,996	$13,505	$11,801

GAAP Taxes on income (benefit)	$(68)	$602	$(173)	$(16)
Tax effect on to the above non-GAAP adjustments	583	168	140	75
Impact of the US tax reform (b)	(355)	-	(355)	-
Non-GAAP Taxes on income (benefit)	$160	$770	$(388)	$59

GAAP net income (loss)	$(2,015)	$828	$(369)	$820
Expenses recorded for share-based compensation (1)	4,411	2,994	1,218	914
Acquisition related expenses (2)	-	937	-	106
Intangible assets amortization (3)	1,310	519	292	203
Excess cost on acquired inventory (a)	-	2,471	-	1,073
Other one time expense	-	241	-	-
Restructuring expenses	503	-	164	-
Tax effect on to the above non-GAAP adjustments	(583)	(168)	(140)	(75)
Impact of the US tax reform (b)	355	-	355	-
Non-GAAP net income (*)	$3,981	$7,822	$1,520	$3,041

GAAP diluted earning (loss) per share	$(0.06)	$0.03	$(0.01)	$0.03

Non-GAAP diluted earning (loss) per share	$0.11	$0.24	$0.04	$0.09

Weighted average number of shares

Weighted average number of shares used in computing diluted GAAP net earning (loss) per share	33,574,147	31,732,532	34,064,165	31,850,639

Weighted average number of shares used in computing diluted non GAAP net earning per share	34,942,014	32,035,680	35,130,831	32,145,815

(1) Expenses recorded for share-based compensation
Cost of product	419	311	94	85
Cost of service	210	171	63	60
Research and development	775	217	206	91
Selling and marketing	920	654	232	219
General and administrative	2,087	1,641	623	459
	4,411	2,994	1,218	914
(2) Acquisition related expenses
Research and development	-	200	-	50
Selling and marketing	-	56	-	56
General and administrative	-	681	-	-
	-	937	-	106
(3) Intangible assets amortization
Cost of product	100	225	25	56
Selling and marketing	1,210	294	267	147
	1,310	519	292	203

(a)	Consists of charges to cost of revenues for the difference between the higher carrying cost of the acquired inventory from a distributer purchased on July 1, 2016 which was recorded at fair value and the standard cost of the Company’s inventory, which adversely impacts the Company’s gross profit
(b)	One-time charge of $355 associated with the enactment of U.S. tax reform due to its unique non-recurring nature
(*)	Non-GAAP net income has been updated from prior reports (a) to remove the adjustment for the non-cash impact of the warrants deducted from revenues, and (b) to reflect the impact on taxes on income related to the non-GAAP adjustment.

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KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED  BALANCE  SHEETS

(U.S. dollars in thousands)

	December 31,	December 31,
	2017	2016
	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$18,629	$22,789
Short term deposit	4,500	-
Available for sale marketable securities	5,537	16,500
Trade receivables, net	23,245	31,638
Other accounts receivables and prepaid expenses	2,661	3,735
Inventory	34,855	24,122
Total current assets	89,427	98,784

LONG-TERM ASSETS:
Available for sale marketable securities	68,835	21,724
Severance pay fund	523	768
Deferred tax asset	564	439
Property and equipment, net	11,230	9,247
Intangible assets, net	2,076	3,385
Goodwill	5,092	5,092
Other assets	627	607
Total long-term assets	88,947	41,262

Total assets	$178,374	$140,046

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$12,439	$16,433
Employees and payroll accruals	6,338	5,918
Deferred revenues and advances from customers	1,697	1,679
Other payables and accrued expenses	5,046	6,103
Total current liabilities	25,520	30,133

LONG-TERM LIABILITIES:
Accrued severance pay	1,232	1,269
Payment obligation related to acquisition	334	1,070
Other long-term liabilities	589	386

Total long-term liabilities	2,155	2,725

SHAREHOLDERS’ EQUITY	150,699	107,188

Total liabilities and shareholders’ equity	$178,374	$140,046

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KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year Ended		Three Months Ended
	December 31,		December 31,
	2017	2016	2017	2016
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net Income (loss)	$(2,015)	$828	$(369)	$820
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	4,814	2,964	1,183	957
Fair value of warrants deducted from revenues	2,895	2,030	393	2,030
Share-based compensation	4,411	2,994	1,218	914
Tax benefit related to exercise of stock options	-	(71)	-	(71)
Amortization of premium on marketable securities	546	454	142	113
Realized gain on sale of marketable securities	(34)	(6)	(5)	(3)
Decrease (increase) in trade receivables	9,081	(9,258)	9,811	(2,528)
Decrease (increase) in other receivables and prepaid expenses	1,100	(411)	1,502	118
Decrease (increase) in inventory	(10,629)	(6,061)	1,002	(1,322)
Decrease (increase) in deferred taxes, net	(125)	(181)	516	187
Decrease (increase) in other long term assets	(10)	(217)	5	(19)
Increase (decrease) in trade payables	(3,635)	2,819	(2,097)	1,370
Increase in employees and payroll accruals	360	1,550	554	1,351
Increase (decrease) in deferred revenues and advances from customers	(31)	675	(248)	377
Increase (decrease) in other payables and accrued expenses	(461)	1,879	(1,215)	(182)
Increase (decrease) in accrued severance pay, net	208	180	(34)	338
Increase (decrease) in other long term liabilities	203	386	(298)	296
Loss from sale of property and Equipment	228	9	-	3
Foreign currency translation gain (loss) on inter company balances with foreign subsidiaries	(916)	393	(124)	531
Net cash provided by operating activities	5,990	956	11,936	5,280

Cash flows from investing activities:

Purchase of property and equipment	(5,660)	(5,462)	(1,160)	(975)
Proceeds from sale of property and equipment	6	-	-	-
Cash paid in connection with acquisition	-	(9,206)	-	-
Proceeds from (investment in) bank deposits, net	(4,500)	22,000	(4,500)	-
Proceeds from sale of marketable securities	39,353	2,086	1,041	563
Proceeds from maturity of marketable securities	7,240	4,500	500	1,000
Purchase of marketable securities	(83,183)	(11,455)	(3,928)	(1,891)
Net cash provided by (used in) investing activities	(46,744)	2,463	(8,047)	(1,303)

Cash flows from financing activities:

Proceeds from issuance of ordinary shares in a follow on offering, net	35,077		-	-
Exercise of employee stock options	2,760	958	417	394
Payment of issuance cost related to warrants	-	(90)	-	(90)
Tax benefit related to exercise of stock options	-	71	-	71
Payment of contingent consideration	(1,400)	-	-	-
Net cash provided by financing activities	36,437	939	417	375

Foreign currency translation adjustments on cash and cash equivalents	157	(33)	33	(40)
Increase (decrease) in cash and cash equivalents	(4,317)	4,358	4,306	4,352
Cash and cash equivalents at the beginning of the period	22,789	18,464	14,290	18,477
Cash and cash equivalents at the end of the period	18,629	22,789	18,629	22,789

Non-cash investing and financing activities:

Purchase of property and equipment on credit	427	808	427	808
Inventory transferred to be used as property and equipment	397	1,090	126	290
Issuance expenses on credit	-	362	-	362

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